PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

RECEIVED
2004 JUL 27 A 10: 55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16[th] July 2004

04035785

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

**Premier Oil plc (f/k/a Premier Oil Group plc)**
**Rule 12g3-2(b) Exemption: File No. 82-34723**

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 15[th] July 2004:

*"Pakistan Drilling Update"*

PROCESSED
JUL 27 2004
THOMSON
FINANCIAL

Yours faithfully

Stephen Huddle
**Company Secretary**

Enc.

dw 7/27

## Pakistan Drilling Update

Premier has completed the drilling of the Chung-1 well, its fourth and last commitment well on the Dumbar licences in southwest Pakistan.

The well drilled through the target Pab reservoir and encountered moderate to good quality sands, but was water wet with no hydrocarbons present.

The well has been plugged and abandoned. Premier's share of well costs is estimated to be approximately $1.5 million.

The partners are currently reviewing the remaining potential of the Dumbar licences.

In 2004, Premier expects to drill up to 18 exploration and appraisal wells. The next wells to be drilled will commence next month in Gabon (Dussafu prospect) and Mauritania (Tevet prospect).

**15 July 2004**

**ENQUIRIES:**

**Premier Oil plc** **020 7730 1111**

John van der Welle

Robin Allan

**College Hill** **020 7457 2020**

James Henderson

Nick Elwes

**Background For Editors:**

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan. Exploration and appraisal is ongoing in the UK, South and South East Asia (Indonesia, Philippines, Vietnam, Pakistan and India) and Africa (Mauritania, Guinea Bissau, Gabon and Egypt).

The current partners and interests in the Dumbar A and Dumbar B (containing the Chung well) licences are:

| **Company** | **Dumbar A** | | **Dumbar B (including Chung well)** | |
|---|---|---|---|---|
| | **Current** | **After Declaration of Commerciality** | **Current** | **After Declaration of Commerciality** |
| | % | % | % | % |
| PKP Exploration Ltd* | 95.0 | 75.0 | 47.5 | 37.5 |
| Government Holdings (Private) Ltd** | 5.0 | 25.0 | 5.0 | 25.0 |
| ENI Pakistan (M) Ltd | - | - | 47.5 | 37.5 |

* PKP Exploration Ltd is 100% owned by Premier-KUFPEC Pakistan B.V. Premier and KUFPEC each hold 50% of Premier-KUFPEC Pakistan B.V. Currently Premier's share of costs in Dumbar B is 25%.

** Carried interest